UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2014

OR

{ }		TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to __________.

Commission file number 333-21011

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTENERGY CORP. SAVINGS PLAN

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2014 and 2013	3

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2014	4

Notes to Financial Statements	5-12

Supplemental Schedules:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2014	13-20
Schedule H, line 4j - Schedule of Reportable Transactions
for the year ended December 31, 2014	21-22

Other schedules of additional financial information have been omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

Report of Independent Registered Public Accounting Firm

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

We have audited the accompanying statements of net assets available for benefits of the FirstEnergy Corp. Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2014 and Schedule of Reportable Transactions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements taken as a whole.

BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 26, 2015

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________________

	As of December 31,
	2014	2013
Assets
Investments, at fair value (see Note 5)	$3,543,310,237	$3,458,365,874

Receivables:
Accrued interest and dividends	1,305,221	1,349,479
Notes receivable from participants	58,689,284	58,694,303
Due from brokers	150,206	11,050
Total receivables	60,144,711	60,054,832
Total assets	3,603,454,948	3,518,420,706

Liabilities
Administrative expenses payable	1,213,080	1,425,089
Due to brokers	320,911	155,197
Total liabilities	1,533,991	1,580,286

Net assets reflecting investments at fair value	3,601,920,957	3,516,840,420

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(1,196,738)	(1,949,400)
Net assets available for benefits	$3,600,724,219	$3,514,891,020

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statement of Changes in Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________

For the Year Ended
December 31,
2014

Additions:
Contributions
Employer	$26,558,887
Participant	128,069,770
Total contributions	154,628,657

Investment Income:
Interest and dividends	56,919,566
Net appreciation in fair value of investments (see Note 5)	205,401,120
Total investment income	262,320,686

Interest income on notes receivable from participants	2,460,818

Deductions:
Distributions to participants	(329,786,763)
Administrative expenses	(3,790,199)
Total deductions	(333,576,962)

Increase in net assets available for benefits	85,833,199

Net assets available for benefits, beginning of year	3,514,891,020

Net assets available for benefits, end of year	$3,600,724,219

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

1.	Description of the Plan

The following brief description of the FirstEnergy Corp. Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General
The Plan is a defined contribution plan and was established to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, as amended (IRC).

Administration
FirstEnergy Corp. (FirstEnergy) is the sponsor of the Plan. The FirstEnergy Savings Plan Committee is the administrator of the Plan and has responsibility for the day-to-day administration of the Plan. Plan assets are held in trust under an arrangement with State Street Bank & Trust Company (State Street). Record keeping with respect to individual participant accounts for the year ended December 31, 2014 was maintained by Fidelity.

Participation
Generally, all full-time and part-time employees of FirstEnergy and its subsidiaries not represented by a collective bargaining union are eligible to participate in the Plan. Full-time and part-time employees represented by a labor union may participate to the extent permitted by their respective collective bargaining agreement.

New employees who do not make an affirmative election to make (or not make) pre-tax contributions to the Plan are deemed to have made an election to contribute 3% of eligible earnings for each payroll period increasing by 1% each April until the contribution rate reaches the amount that will be subject to matching contributions. Certain union participants are automatically enrolled at 2%, Utility Workers Union of America (UWUA) Local 180 is without escalation and International Brotherhood of Electrical Workers (IBEW) Local 777 has an increase of 1% per year up to 4%. A new employee who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate LifePath Portfolio Fund made available to Plan participants. A LifePath Portfolio Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and assumed retirement date.

Contributions
Subject to IRC limitations, the Plan allows each participant to contribute 1% to 75% (22% for participants represented by UWUA Local 180) of their eligible earnings to the Plan through payroll deductions. Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions (UWUA Local 180 and IBEW Local 777 are not eligible to elect Roth 401(k) contributions). During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions and/or Roth contributions, called “catch-up” contributions to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions and/or Roth contributions to the Plan will reach the applicable annual IRC limit on that type of contribution.

FirstEnergy makes a matching contribution of 50% on the first 4% of compensation contributed by an employee, except for IBEW Local 777 and UWUA Local 180 participants who receive a matching contribution of 80% and 60%, respectively, on the first 4% of eligible contributions. Effective January 1, 2015, the matching contributions for employees, except for IBEW Local 777 and UWUA Local 180 participants, will be 50% on the first 6% of compensation contributed by the employee. All employer matching contributions are invested in FirstEnergy common stock, except for certain IBEW Local 777 and UWUA Local 180 participants whose matching contributions are invested in cash. Catch-up contributions are not eligible for matching contributions. The number of shares of FirstEnergy common stock contributed to each participant is based on the market price of FirstEnergy common stock as of the end of each pay period. FirstEnergy matching contributions are non-cash contributions made by issuing shares of common stock. Plan participants may diversify matching contributions held in FirstEnergy common stock at any time, subject to certain limitations.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocated Plan earnings. Participants are vested in the entire value of their account at all times.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Investments
Participants direct the investment of their contributions and account balances into various investment options including ten LifePath Funds that include a diversified mix of asset classes based on expected retirement dates, sixteen Plan investment options with different objectives covering a range of asset classes and risk levels and a self-managed brokerage account that offers participants the ability to invest in any security listed on the New York Stock Exchange (NYSE), the NYSE MKT LLC (formerly known as the American Stock Exchange or NYSE Amex LLC) or the NASDAQ and a wide range of mutual funds.

The Plan’s investment options include a fund of shares of FirstEnergy common stock, which together with a small portion of cash maintained for liquidity purposes, are recorded on a unit basis. FirstEnergy’s common shares are traded on the NYSE and participation units in the FirstEnergy Common Stock Fund are valued at the NYSE closing price on the last business day of the plan year. The valuation per share of FirstEnergy’s common stock was $38.99 and $32.98 at December 31, 2014 and 2013, respectively. The valuation per unit of the FirstEnergy Common Stock Fund was $47.66 and $40.43 at December 31, 2014 and 2013, respectively.

Notes Receivable from Participants
Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000 including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate for new loans is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter. The range of interest rates on outstanding loan balances during the year ended December 31, 2014 was 4.25% to 11.50%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 to 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years. Principal repayments and interest are credited to the participant’s account when made, generally through payroll deduction.

Payment of Benefits
Upon termination of service due to disability, retirement or any other reason, a participant may elect to receive the full value or a portion of his or her account, defer payment to a later date (not beyond age 70-1/2) or receive installment payments. In the event of a participant’s death, the participant’s spouse may elect to withdraw all or a portion of the former participant’s account or keep the funds in the Plan in accordance with provisions of the Plan, all other beneficiaries must withdraw or rollover the former participant's account within 180 days.

Subsequent Events
Management evaluates events and transactions occurring subsequent to the date of the financial statements that affect recognition or disclosure to the financial statements.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results may differ from these estimates.

The Plan’s investments are stated at fair value. Fair value reflects the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date. See Note 5 for a discussion of fair value measurements. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Notes receivable from participants represent participant loans and are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Repayments of principal and interest are recognized in the period in which payroll deductions are processed.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Investment income consists of interest and dividend income. The net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and unrealized appreciation (depreciation) on those investments. Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

Expenses for the administration of the Plan are generally paid by the Plan.

Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	Recent Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share as a practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. Plan management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan's financial statements.

4.	Plan Termination

Although FirstEnergy has not expressed any intent to do so, it reserves the right to discontinue or terminate the Plan at any time. If the Plan were terminated, in whole or in part, participants would be entitled to withdraw the full value of their accounts, to the extent allowed by law.

5.	Investments and Fair Value Measurements

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s interest and dividend income and appreciation (depreciation) of investments (including gains and losses on investments purchased, sold and held during the year) for the year ended December 31, 2014 were as follows:

Interest and dividend income	$56,919,566

Net appreciation (depreciation) in fair value of investments:
Balanced funds	28,088,576
Bond funds	82,112
Domestic stocks	123,260,619
FirstEnergy common stock	62,036,537
International stocks	(10,734,425)
Other Investments	(1,514,260)
Self managed brokerage accounts	4,181,961
Net appreciation	205,401,120
Total investment income	$262,320,686

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The following presents the fair value of investments that represented 5% or more of the Plan’s net assets as of December 31:

	2014	2013

FirstEnergy Common Stock Fund
8,380,215 and 9,349,010 units, respectively	$399,437,835	$377,954,288
Capital Preservation Fund
580,081,490 and 659,640,025 units, respectively	$581,277,126	$661,629,243
SSgA S&P 500 Index Fund
1,066,866 shares in 2013	$—	$436,380,377
American Funds EuroPacific Growth Fund
3,373,398 and 4,349,602 shares, respectively	$158,853,306	$213,043,484
PIMCO Total Return Fund Institutional Class
19,100,951 and 21,715,428 shares, respectively	$203,616,134	$232,137,922
Russell 1000 Growth Fund
15,792,036 shares in 2013	$—	$316,530,828
BlackRock Equity Index Fund - M
53,110,973 shares in 2014	$827,777,009	$—

Authoritative accounting guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy are as follows:

Level 1	– Quoted prices for identical instruments in active markets.

Level 2	– Quoted prices for similar instruments in active markets;
– quoted prices for identical or similar instruments in markets that are not active; and
– model-derived valuations for which all significant inputs are observable market data.

Models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.

Level 3	– Valuation inputs are unobservable and significant to the fair value measurement.

The Plan did not hold any Level 3 investments as of December 31, 2014 or 2013 or during the year ended December 31, 2014.

There were no changes in valuation methodologies for assets measured at fair value during 2014.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The following tables set forth, by level within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2014 and 2013:

	December 31, 2014
	Level 1	Level 2	Level 3	Total

Capital Preservation Fund
Cash and cash equivalents	$—	$16,553,036	$—	$16,553,036
Guaranteed investment contracts	—	564,724,090	—	564,724,090
Total Capital Preservation Fund	—	581,277,126	—	581,277,126

Cash and Cash Equivalents	—	786,683	—	786,683

Common Collective Trusts
Balanced funds	—	553,206,803	—	553,206,803
Domestic stocks	—	1,008,561,036	—	1,008,561,036
International stocks	—	47,533,553	—	47,533,553
Total Common Collective Trusts	—	1,609,301,392	—	1,609,301,392

FirstEnergy Common Stock Fund
FirstEnergy Common Stock	397,852,124	—	—	397,852,124
Cash and Cash Equivalents	—	1,585,729	—	1,585,729
Total FirstEnergy Common Stock Fund	397,852,124	1,585,729	—	399,437,853

Registered Investment Companies
Balanced funds	120,634,742	—	—	120,634,742
Bond funds	266,129,531	—	—	266,129,531
Domestic stocks	254,814,532	—	—	254,814,532
International stocks	212,690,563	—	—	212,690,563
Global stocks	—	7,412,074	—	7,412,074
Total Registered Investment Companies	854,269,368	7,412,074	—	861,681,442

Self Managed Brokerage Accounts[1]	—	90,825,741	—	90,825,741

Total investments at fair value	$1,252,121,492	$2,291,188,745	$—	$3,543,310,237

[1] The brokerage account investments are directed by participants.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

	December 31, 2013
	Level 1	Level 2	Level 3	Total

Capital Preservation Fund
Cash and cash equivalents	$—	$36,098,069	$—	$36,098,069
Guaranteed investment contracts	—	625,531,174	—	625,531,174
Total Capital Preservation Fund	—	661,629,243	—	661,629,243

Cash and Cash Equivalents	—	494,708	—	494,708

Common Collective Trusts
Balanced funds	—	446,051,253	—	446,051,253
Domestic stocks	—	824,475,441	—	824,475,441
Total Common Collective Trusts	—	1,270,526,694	—	1,270,526,694

FirstEnergy Common Stock
FirstEnergy Common Stock	375,402,908	—	—	375,402,908
Cash and Cash Equivalents	—	2,551,380	—	2,551,380
Total FirstEnergy Common Stock Fund	375,402,908	2,551,380	—	377,954,288

FirstEnergy MidCap Value Index Fund
Cash and cash equivalents	—	1,189,015	—	1,189,015
Domestic stocks	130,137,697	—	—	130,137,697
Other	—	1,473,340	—	1,473,340
Total MidCap Value Index Fund	130,137,697	2,662,355	—	132,800,052

Registered Investment Companies
Balanced funds	94,607,141	—	—	94,607,141
Bond funds	242,937,628	—	—	242,937,628
Domestic stocks	335,490,750	—	—	335,490,750
International stocks	266,699,649	—	—	266,699,649
Global stocks	4,820,197	—	—	4,820,197
Total Registered Investment Companies	944,555,365	—	—	944,555,365

Self Managed Brokerage Accounts[1]	—	70,405,524	—	70,405,524

Total investments at fair value	$1,450,095,970	$2,008,269,904	$—	$3,458,365,874

[1] The brokerage account investments are directed by participants.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

6.	Fully Benefit-Responsive Investment Contracts

The Plan has an interest in fully benefit-responsive guaranteed investment contracts and synthetic guaranteed investment contracts (GICs) as part of the Capital Preservation Fund, which is managed by PIMCO.

In accordance with authoritative guidance for defined contribution plans, investment contracts are generally measured at contract value rather than fair value to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Capital Preservation Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value was deemed necessary.

The fair value of the traditional GICs included in the Capital Preservation Fund is calculated under the discounted cash flow method using the interpolated swap rate applicable for each cash flow’s pay date. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee and the market indication wrap fee.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive programs or similar events. The Plan Administrator does not believe any such events, of the magnitude that would limit the Plan’s ability to transact at contract value, are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

The average yields of the contracts were 1.53% and 1.27% during the years ended December 31, 2014 and 2013, respectively. The crediting interest rates as of December 31, 2014 and 2013 were 1.47% and 1.45%, respectively. There are fixed crediting interest rates and variable crediting interest rates that reset on a monthly or quarterly basis. The investment contracts have no minimum credit rating.

7.	Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on April 25, 2014, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to participant withdrawals from the Plan prior to death, disability, attainment of age 59-1/2 or under certain other limited circumstances. In the case of withdrawal by a participant employed by FirstEnergy prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FirstEnergy’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a participant's termination of employment with FirstEnergy or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash is measured at fair value on the date it is withdrawn.

The Plan is subject to audits by taxing jurisdictions. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The IRS has completed their examination of the years ending December 31, 2006 through December 31, 2011 and has accepted the returns as filed.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

8.	Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by State Street Global Advisors. State Street, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

PIMCO is the fund manager of the Capital Preservation Fund and invests in certain investments managed by PIMCO and therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of FirstEnergy common stock with sales and purchases of the stock commencing on an as-needed basis. The investments and transactions qualify as party-in-interest transactions.

Additionally, the Plan uses the services of other fund managers that are paid directly by the Plan.

All of the above transactions are exempt from the prohibited transaction rules of ERISA.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, investment income and interest income on notes receivable per the financial statements to Form 5500 as of December 31, 2014 and 2013, and for the year ended December 31, 2014:

	2014	2013

Net assets available for benefits per the financial statements	$3,600,724,219	$3,514,891,020
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	1,196,738	1,949,400
Net assets available for benefits per Form 5500	$3,601,920,957	$3,516,840,420

Total investment income and interest income on notes receivable
from participants per the financial statements	$264,781,504
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(752,662)
Investment income per Form 5500	$264,028,842

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost ($)	Current Value ($)

*	STATE STREET STIF	Money market fund	**	786,683
*	FIRSTENERGY COMMON STOCK FUND	FirstEnergy common stock and cash equivalents	**	399,437,853
	FIDELITY PURITAN FUND	Balanced fund	**	120,634,742
	BLACKROCK ACWI EX US - M	International stocks	**	47,533,553
	DFA US SMALL CAP VALUE PORTFOLIO	Small cap value stocks	**	135,425,168
	PIMCO REAL RETURN FUND INSTITUTIONAL CLASS	Bonds	**	13,033,748
	PIMCO TOTAL RETURN FUND INSTITUTIONAL CLASS	Bonds	**	203,616,134
	AMERICAN FUNDS EUROPACIFIC GROWTH FUND	International stocks	**	158,853,306
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND J	Blend of stocks, fixed income	**	119,537,378
	BLACKROCK LIFEPATH INDEX 2020 FUND J	Blend of stocks, fixed income	**	133,135,737
	BLACKROCK LIFEPATH INDEX 2025 FUND J	Blend of stocks, fixed income	**	107,275,263
	BLACKROCK LIFEPATH INDEX 2030 FUND J	Blend of stocks, fixed income	**	73,492,044
	BLACKROCK LIFEPATH INDEX 2035 FUND J	Blend of stocks, fixed income	**	36,937,449
	BLACKROCK LIFEPATH INDEX 2040 FUND J	Blend of stocks, fixed income	**	23,519,292
	BLACKROCK LIFEPATH INDEX 2045 FUND J	Blend of stocks, fixed income	**	19,384,880
	BLACKROCK LIFEPATH INDEX 2050 FUND J	Blend of stocks, fixed income	**	23,794,132
	BLACKROCK LIFEPATH INDEX 2055 FUND J	Blend of stocks, fixed income	**	16,130,628
	DODGE & COX INTERNATIONAL FUND	International stocks	**	53,837,258
	JP MORGAN GLOBAL OPPORTUNITIES FUND	Global Stocks	**	7,412,074
	SELF MANAGED BROKERAGE ACCOUNTS	Equities, fixed income	**	90,825,741
	VANGAURD TOTAL BOND MARKET INDEX	Bonds	**	49,479,649
	PALISADE SMALL CAP GROWTH EQUITY	Small cap growth stocks	**	1,660,876
	MELLON MARKET COMPLETION INDEX	Blend of large, mid cap and small cap stocks	**	179,123,150
	GOLDMAN SACHS MID CAP VALUE - I	Mid cap value stocks	**	6,201,160
	BLACKROCK EQUITY INDEX FUND - M	Large cap stocks	**	827,777,009
*	CAPITAL PRESERVATION FUND
	STATE STREET STIF	Money market fund	**	16,553,036
	ACE INA HOLDINGS SR UNSEC	Corporate Bond - 3.35, 2024	**	3,554,875
	AIG INC	Corporate Bond - 6.40, 2020	**	3,588,233
	ALTRIA GROUP INC CO GTD	Corporate Bond - 9.25, 2019	**	465,153
	ALTRIA GROUP INC GLBL CO GTD	Corporate Bond - 4.75, 2021	**	2,782,497
	AMERICAN EXPRESS BK FSB BKNT	Corporate Bond - 6.00, 2017	**	1,354,498
	AMGEN INC SR NT	Corporate Bond - 5.70, 2019	**	3,430,325

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	AMXCA 2014-3 A	Mortgage - 1.49, 2020	**	2,404,776
	AT&T INC NT	Corporate Bond - 5.80, 2019	**	1,153,065
	BACM 2006-4 A1A WM15 WC6.1267 VAR	Mortgage - 5.62, 2046	**	2,786,461
	BAIDU INC SR UNSEC	Corporate Bond - 2.75, 2019	**	2,996,713
	BANK OF AMERICA CORP SR NT	Corporate Bond - 5.63, 2020	**	8,124,976
	BEAR STEARNS CO INC GLBL SR UNSEC	Corporate Bond - 7.25, 2018	**	822,958
	BK TOKYO-MITSUBISHI UFJ UNSEC 144A	Corporate Bond - 2.35, 2019	**	2,499,729
	BNP PARIBAS GLBL SR UNSEC BKNT	Corporate Bond - 5.00, 2021	**	4,023,352
	BP CAPITAL MARKETS PLC CO GTD	Corporate Bond - 4.74, 2021	**	2,201,340
	BP CAPITAL MARKETS PLC CO GTD SR UNSEC	Corporate Bond - 3.56, 2021	**	236,351
	BP CAPITAL MARKETS PLC UNSEC	Corporate Bond - 2.52, 2020	**	1,376,604
	BPCE SA SR UNSEC	Corporate Bond - 4.00, 2024	**	3,686,897
	CASH COLLATERAL CME SAL USD	Cash Equivalent - 0.03, 2060	**	454,006
	CASH COLLATERAL ISDA CBK USD	Cash Equivalent - 0.12, 2060	**	108,008
	CCCIT 2014-A3 A3 1MLIB+20BP	Cash Equivalent - 0.36, 2018	**	2,251,024
	CGCMT 2013-GC11 AAB	Mortgage - 2.69, 2046	**	803,883
	CHAIT 2014-A7 A	Mortgage - 1.38, 2019	**	2,193,635
	CHEVRON CORP UNSEC FRN	Corporate Bond - 0.64, 2019	**	1,855,885
	CITIGROUP INC GLBL SR NT	Corporate Bond - 8.50, 2019	**	1,567,551
	CNOOC FINANCE 2014 ULC GLBL CO GTD	Corporate Bond - 1.63, 2017	**	3,219,618
	COMCAST CORP CO GTD	Corporate Bond - 5.15, 2020	**	2,866,221
	COMCAST CORP GLBL CO GTD	Corporate Bond - 6.50, 2017	**	563,431
	COMM 2013-CR11 ASB WM23 WC5.205219817	Mortgage - 3.66, 2046	**	1,477,105
	COMM 2014-CR19 ASB WM14	Mortgage - 3.50, 2047	**	1,879,417
	COMM 2014-UBS6 ASB WM14	Mortgage - 3.39, 2047	**	1,866,629
	COMPASS BANK SR UNSEC	Corporate Bond - 2.75, 2019	**	1,913,861
	CORPBANCA 144A SR UNSEC	Corporate Bond - 3.88, 2019	**	1,518,765
	CREDIT SUISSE NEW YORK SR UNSEC	Corporate Bond - 3.00, 2021	**	2,001,339
	CREDIT SUISSE NEW YORK SR UNSEC	Corporate Bond - 2.30, 2019	**	350,307
	DISCOVER FINANCIAL SVS SR UNSEC	Corporate Bond - 3.20, 2021	**	3,045,648
	ENTERPRISE PRODUCTS OPER CO GTD	Corporate Bond - 5.20, 2020	**	4,468,161
	FED HOME LN MTGE GLBL NT (7MMM)	Corporate Bond - 2.38, 2022	**	24,866,697
	FHA 221D4 P4/02 GREY 54 NCP	Cash Equivalent - 7.43, 2023	**	303
	FHR 2666 OD PAC WM23 WC5.84	Mortgage - 5.50, 2023	**	1,291,309
	FHR 2684 PE WM32 WC5.4284	Cash Equivalent - 5.00, 2033	**	216,512
	FHR 2739 PG PAC WM33 WC5.552	Mortgage - 5.00, 2034	**	1,780,405

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHR 2764 UE WM32 WC5.4879	Cash Equivalent - 5.00, 2032	**	823,058
	FHR 2950 FN 1MLIB+45	Cash Equivalent - 0.61, 2035	**	429,260
	FHR 3185 GT SEQ WM26 WC6.43	Mortgage - 6.00, 2026	**	404,350
	FHR 3225 HF 1MLIB+51BP	Cash Equivalent - 0.67, 2036	**	566,148
	FHR 3311 FN 1MLIB+30BP	Cash Equivalent - 0.46, 2037	**	197,425
	FHR 3318 FL 1MLIB+40	Cash Equivalent - 0.56, 2037	**	469,615
	FHR 3339 FL 1MLIB+58	Cash Equivalent - 0.74, 2037	**	380,557
	FHR 3355 BF 1MLIB+70	Cash Equivalent - 0.86, 2037	**	557,746
	FHR 3368 AF 1MLIB+72	Cash Equivalent - 0.88, 2037	**	69,658
	FHR 3666 FC 1MLIB+73	Cash Equivalent - 0.89, 2040	**	283,382
	FHR 3699 FD VA 1MLIB+60	Cash Equivalent - 0.76, 2040	**	666,532
	FHR 3740 DF 1MLIB+48	Cash Equivalent - 0.64, 2040	**	226,103
	FHR 3743 FA 1MLIB+60	Cash Equivalent - 0.76, 2040	**	1,589,278
	FHR 3747 WF VA 1MLIB+48	Cash Equivalent - 0.64, 2040	**	1,908,855
	FHR 3751 FG 1MLIB+50	Cash Equivalent - 0.66, 2050	**	211,951
	FHR 3977 FB 1MLIB+52BP	Cash Equivalent - 0.68, 2041	**	3,659,477
	FHR 3984 DF 1M LIBOR +55BP	Cash Equivalent - 0.71, 2042	**	2,063,565
	FNMA TBA 3.0% JAN 30YR	Mortgage - 3.00, 2045	**	147,148
	FNR 2005-109 PV WM32 WC6.509500	Mortgage - 6.00, 2032	**	28,879
	FNR 2005-13 FA 1MLIB+45	Cash Equivalent - 0.62, 2035	**	1,408,408
	FNR 2005-29 JB WM33 WC7.0709	Mortgage - 4.50, 2035	**	8,544
	FNR 2005-68 PC WM34 WC6.55	Mortgage - 5.50, 2023	**	14,616
	FNR 2006-129 FM 1MLIB+25	Cash Equivalent - 0.42, 2037	**	337,610
	FNR 2007-109 GF 1MLIB+68	Cash Equivalent - 0.85, 2037	**	1,192,732
	FNR 2007-25 FB 1MLIB+33BP	Cash Equivalent - 0.50, 2037	**	271,514
	FNR 2007-27 FA 1MLIB+31BP	Cash Equivalent - 0.48, 2037	**	87,690
	FNR 2007-38 FC 1MLIB+42	Cash Equivalent - 0.59, 2037	**	340,944
	FNR 2007-70 FA 1MLIB+35BP	Cash Equivalent - 0.52, 2037	**	203,922
	FNR 2008-12 FA 1MLIB+67BP FRN	Cash Equivalent - 0.84, 2038	**	1,012,898
	FNR 2010-111 FC 1MLIB+52	Cash Equivalent - 0.69, 2040	**	316,942
	FNR 2010-115 FM 1MLIB+50	Cash Equivalent - 0.67, 2040	**	414,314
	FNR 2010-117 FE 1MLIB+40BP	Cash Equivalent - 0.57, 2040	**	253,782
	FNR 2010-129 FM 1MLIB+50	Cash Equivalent - 0.67, 2040	**	542,630
	FNR 2010-135 LF 1MLIB+45	Cash Equivalent - 0.62, 2040	**	479,639
	FNR 2010-141 FB 1MLIB+47	Cash Equivalent - 0.64, 2040	**	335,149
	FNR 2010-2 GF 1MLIB+55BP	Cash Equivalent - 0.72. 2049	**	1,059,370
	FNR 2011-3 FA 1MLIB+68	Cash Equivalent - 0.85, 2041	**	1,444,200

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNR 2011-86 KF 1MLIB+55	Cash Equivalent - 0.72, 2041	**	818,859
	FNR 2011-86 NF 1MLIB+55	Cash Equivalent - 0.72, 2041	**	1,676,743
	FNR 2011-87 FJ 1MLIB+55BP	Cash Equivalent - 0.72, 2042	**	3,125,560
	FNR 2012-141 FA 1MLIB+30BP	Cash Equivalent - 0.47, 2042	**	1,705,725
	FNR 2013-39 FA 1MLIB+35BP	Cash Equivalent - 0.52, 2043	**	1,964,864
	FORD MOTOR CREDIT CO LLC SR UNSEC	Corporate Bond - 5.00, 2018	**	4,914,490
	FOREST LABORATORIES INC SR UNSEC 144A	Corporate Bond - 4.38, 2019	**	3,212,431
	GCCFC 2007-GG9 A2 SEQ WM15 WC5.79	Cash Equivalent - 5.38, 2039	**	224,734
	GECC GLBL NT	Corporate Bond - 4.63, 2021	**	2,831,411
	GNR 2012-149 GF 1MLIB+30BP	Cash Equivalent - 0.47, 2042	**	6,200,733
	GOLDCORP INC GLBL SR UNSEC	Corporate Bond - 3.63, 2021	**	3,014,010
	GOLDMAN SACHS GROUP INC GLBL SR NT	Corporate Bond - 7.50, 2019	**	2,665,189
	GOLDMAN SACHS GROUP INC GLBL SR UNSEC	Corporate Bond - 5.25, 2021	**	2,865,473
	GOLDMAN SACHS GROUP INC SR NT	Corporate Bond - 5.38, 2020	**	1,784,710
	HUTCHISON WHAMPOA UNSEC 144A	Corporate Bond - 1.63, 2017	**	2,088,390
	INTESA SANPAOLO SPA SR UNSEC	Corporate Bond - 2.38, 2017	**	1,678,758
	INTESA SANPAOLO SPA UNSEC	Corporate Bond - 3.88, 2018	**	1,582,629
	IRS USD 3.750 06/18/14-30Y CME	Interest Rate Swap - 3.75, 2044	**	(704,607)
	JPMBB 2013-C17 ASB WM23 WC4.9082	Mortgage - 3.71, 2047	**	1,490,492
	JPMBB 2014-C22 ASB WM24 WC4.580566404	Mortgage - 3.50, 2047	**	1,837,799
	JPMCC 2005-CB13 A3A1	Cash Equivalent - 5.24, 2043	**	1,354,194
	JPMORGAN CHASE & CO	Corporate - 2.35, 2019	**	2,029,734
	JPMORGAN CHASE & CO SR UNSEC	Corporate - 4.25, 2020	**	3,318,021
	JPMORGAN CHASE BANK NA SR UNSEC FRN	Cash Equivalent - 0.65, 2017	**	1,494,293
	KINDER MORGAN ENER PART	Corporate Bond - 3.95, 2022	**	2,005,805
	KINDER MORGAN ENER PART NT	Corporate Bond - 6.00, 2017	**	549,608
	KINDER MORGAN ENER PARTNERS LP SR UNSEC	Corporate Bond - 3.50, 2021	**	1,490,687
	LACLEDE GROUP INC SR UNSEC	Corporate Bond - 0.98, 2017	**	2,402,456
	MANUF & TRADERS TRUST CO SR UNSEC	Corporate Bond - 2.25, 2019	**	4,375,446
	MEDTRONIC INC SR UNSEC 144A	Corporate Bond - 3.15, 2022	**	1,168,002
	MEXICO LA SP GST	Credit Default Swap - 1.00, 2019	**	7,024
	MOODY'S CORPORATION SR UNSEC	Corporate Bond - 4.88, 2024	**	3,349,236
	MORGAN STANLEY	Corporate Bond - 5.50, 2020	**	2,294,592
	MORGAN STANLEY NT	Corporate Bond - 5.50, 2020	**	4,689,840
	MSBAM 2013-C13 ASB WM23 WC4.922172434	Mortgage - 3.56, 2046	**	1,155,854
	MSBAM 2014-C18 A2 WM14	Mortgage - 3.19, 2047	**	2,244,506

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	MYLAN INC SR UNSEC	Corporate Bond - 2.55, 2019	**	3,512,061
	NA DEVELOPMENT BANK GLBL SR UNSECURED	Corporate Bond - 4.38, 2020	**	5,326,865
	PROLOGIS LP SR UNSEC	Corporate Bond - 4.00, 2018	**	1,493,099
	RABOBANK NEDERLAND UTREC	Corporate Bond - 3.88, 2022	**	3,768,767
	ROGERS COMMUNICATIONS CO GTD	Corporate Bond - 6.80, 2018	**	2,582,894
	SBA TOWER TRUST NT SEC 144A 1A C	Corporate Bond - 2.90, 2044	**	2,213,040
	SINOPEC GRP OVERSEA 2014	Corporate Bond - 2.75, 2019	**	3,008,248
	SKY PLC SR UNSEC 144A	Corporate Bond - 2.63, 2019	**	1,359,614
	SLMA 2004-9 A5 3MLIB+15 BP FRN	Cash Equivalent - 0.38, 2020	**	2,800,889
	SLMA 2005-3 A4 3MLIB+7	Cash Equivalent - 0.30, 2020	**	350,322
	SLMA 2005-8 A4 3MLIB+75	Cash Equivalent - 0.98, 2028	**	223,768
	SOUTHWEST AIRLINES CO SR UNSEC	Corporate Bond - 2.75, 2019	**	907,934
*	STATE STREET STIF	Cash Equivalent - 0.00, 2015	**	522,042
	TIAA ASSET MGMT FIN LLC SR UNSEC 144A	Corporate Bond - 2.95, 2019	**	1,510,115
	TYSON FOODS INC SR UNSEC	Corporate Bond - 2.65, 2019	**	1,068,849
	U S TREASURY BILLS	Cash Equivalent - 0.00, 2015	**	71,382,650
	U S TREASURY BILLS	Cash Equivalent - 0.00, 2015	**	77,000
	U S TREASURY BILLS	Cash Equivalent - 0.00, 2015	**	522,999
	U S TREASURY INFLATE PROT BD	US Treasury - 0.38, 2023	**	6,978,396
	U S TREASURY INFLATE PROT BD	US Treasury - 0.13, 2018	**	21,501,722
	U S TREASURY NOTE	US Treasury - 1.63, 2019	**	5,013,056
	U S TREASURY NOTE	US Treasury - 1.00, 2019	**	5,338,569
	U S TREASURY NOTE	US Treasury - 0.88, 2017	**	6,980,368
	U S TREASURY NOTE	US Treasury - 0.88, 2017	**	159,902
	U S TREASURY NOTE	US Treasury - 1.00, 2017	**	78,220,518
	U S TREASURY NOTE	US Treasury - 0.50, 2016	**	65,059,901
	U S TREASURY NOTE	US Treasury - 0.63, 2017	**	13,990,487
	U S TREASURY REPO	Cash Equivalent - 0.14, 2015	**	25,100,072
	U S TREASURY REPO	Cash Equivalent - 0.15, 2015	**	500,002
	UBS AG STAMFORD CT SR UNSEC	Corporate Bond - 2.38, 2019	**	3,525,422
	UBSBB 2013-C5 AAB WM22 WC4.120420506	Mortgage - 2.69, 2046	**	1,204,598
	VERIZON COMMUNICATIONS SR UNSEC	Corporate Bond - 4.50, 2020	**	5,481,791
	VIACOM INC SR UNSEC	Corporate Bond - 2.75, 2019	**	1,004,300
	VM CASH CCP CME FOB USD	Cash Equivalent - 0.01, 2060	**	78,985
	WACHOVIA CORP SR UNSEC	Corporate Bond - 5.75, 2018	**	2,276,522
	WEA FINANCE LLC/WESTFIEL UNSEC 144A	Corporate Bond - 2.70, 2019	**	3,019,687

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	WILLIAMS PARTNERS LP GLBL SR UNSECURED	Corporate Bond - 5.25, 2020	**	3,294,531

	Capital Preservation Fund Total			581,277,126

	ARTISAN MIDCAP INVESTOR FUND
*	STATE STREET STIF	MONEY MARKET FUND	**	6,010,409
	ALEXION PHARMACEUTICALS INC	COMMON STOCK	**	666,108
	ALKERMES PLC	COMMON STOCK	**	690,774
	AMETEK INC	COMMON STOCK	**	3,662,890
	APPLIED MATERIALS INC	COMMON STOCK	**	4,256,660
	ASPEN TECHNOLOGY INC	COMMON STOCK	**	1,066,009
	ATHENAHEALTH INC	COMMON STOCK	**	2,434,356
	AUTODESK INC	COMMON STOCK	**	2,527,325
	BORGWARNER INC	COMMON STOCK	**	729,571
	C.H. ROBINSON WORLDWIDE INC	COMMON STOCK	**	1,650,051
	CABELA S INC	COMMON STOCK	**	562,943
	CABOT OIL & GAS CORP	COMMON STOCK	**	848,800
	CATAMARAN CORP	COMMON STOCK	**	1,197,392
	CEPHEID INC	COMMON STOCK	**	1,499,624
	CERNER CORP	COMMON STOCK	**	2,564,804
	CHIPOTLE MEXICAN GRILL INC	COMMON STOCK	**	2,839,347
	CIGNA CORP	COMMON STOCK	**	2,303,126
	CIMAREX ENERGY CO	COMMON STOCK	**	1,026,610
	CORE LABORATORIES N.V.	COMMON STOCK	**	163,422
	DISCOVER FINANCIAL SERVICES	COMMON STOCK	**	3,307,049
	ELECTRONIC ARTS INC	COMMON STOCK	**	2,227,571
	FLIR SYSTEMS INC	COMMON STOCK	**	1,159,186
	FORTUNE BRANDS HOME & SECURITY INC	COMMON STOCK	**	2,777,631
	FOSSIL GROUP INC	COMMON STOCK	**	894,668
	FREESCALE SEMICONDUCTOR LTD	COMMON STOCK	**	743,604
	GARMIN LTD	COMMON STOCK	**	536,436
	GARTNER INC 5	COMMON STOCK	**	1,924,788
	GUIDEWIRE SOFTWARE INC	COMMON STOCK	**	933,668
	IHS INC	COMMON STOCK	**	4,420,480
	ILLUMINA INC	COMMON STOCK	**	3,711,904
	INCYTE CORP	COMMON STOCK	**	1,479,527

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	INTERCONTINENTAL EXCHANGE INC	COMMON STOCK	**	614,670
	IPG PHOTONICS CORP	COMMON STOCK	**	578,757
	ISIS PHARMACEUTICALS INC	COMMON STOCK	**	1,163,799
	JD.COM INC	DEPOSITORY RECEIPTS	**	852,292
	KATE SPADE &COMPANY	COMMON STOCK	**	1,145,894
	KEURIG GREEN MOUNTAIN INC	COMMON STOCK	**	1,883,054
	LEVEL 3 COMMUNICATIONS INC	COMMON STOCK	**	915,308
	LINKEDIN CORP	COMMON STOCK	**	1,615,091
	LIONS GATE ENTERTAINMENT CORP	COMMON STOCK	**	618,370
	LKQ CORP	COMMON STOCK	**	3,059,034
	MCGRAW HILL FINANCIAL INC	COMMON STOCK	**	1,315,658
	MICHAEL KORS HOLDINGS LTD V	COMMON STOCK	**	666,062
	MOBILEYE NV	COMMON STOCK	**	46,806
	MONSTER BEVERAGE CORP	COMMON STOCK	**	775,569
	NATIONAL INSTRUMENTS CORP	COMMON STOCK	**	577,528
	NOBLE ENERGY INC	COMMON STOCK	**	1,257,037
	PACWEST BANCORP	COMMON STOCK	**	1,240,785
	PALL CORP	COMMON STOCK	**	1,837,366
	PANDORA MEDIA INC	COMMON STOCK	**	900,379
	PANERA BREAD COMPANY	COMMON STOCK	**	949,688
	PERRIGO CO PLC COMMON STOCK NPV	COMMON STOCK	**	2,350,270
	QIHOO 360 TECHNOLOGY CO LTD	DEPOSITORY RECEIPTS	**	215,641
	REGENERON PHARMACEUTICALS	COMMON STOCK	**	4,766,285
	RPM INTERNATIONAL INC	COMMON STOCK	**	691,887
	SENSATA TECHNOLOGIES HOLDING NV	COMMON STOCK	**	2,059,346
	SERVICENOW INC	COMMON STOCK	**	913,668
	SIGNET JEWELERS LTD	COMMON STOCK	**	1,902,502
	SPROUTS FARMERS MARKET INC	COMMON STOCK	**	257,637
	TD AMERITRADE HOLDING CORP	COMMON STOCK	**	2,185,908
	TEXTRON INC	COMMON STOCK	**	537,113
	TRACTOR SUPPLY COMPANY	COMMON STOCK	**	1,863,068
	TRIMBLE NAVIGATION LTD COMMON STOCK	COMMON STOCK	**	716,739
	TRIPADVISOR INC	COMMON STOCK	**	845,674
	TWITTER INC	COMMON STOCK	**	962,894
	ULTA SALON, COSMETICS & FRAGRANCE INC	COMMON STOCK	**	1,172,676
	UNDER ARMOUR INC	COMMON STOCK	**	959,427
	US DOLLAR	MONEY MARKET FUND	**	63,638

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	VERISK ANALYTICS INC	COMMON STOCK	**	485,051
	WASTE CONNECTIONS INC	COMMON STOCK	**	1,596,881
	WHITEWAVE FOODS CO	COMMON STOCK	**	1,237,946
	WILLIAMS SONOMA INC	COMMON STOCK	**	676,125
	WORKDAY INC	COMMON STOCK	**	2,996,883
	WYNN RESORTS LTD	COMMON STOCK	**	535,387
	ZAYO GROUP HOLDINGS INC	COMMON STOCK	**	365,678

	Artisan Midcap Investor Fund Total			113,188,204

		Total investments		3,543,310,237

	Notes receivable from participants	Loans receivable with repayment
		interest of 4.25% to 11.50%	—	58,689,284

				3,601,999,521

* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

FirstEnergy Corp. Savings Plan
Schedule H, line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 2014
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party	Description of Assets	Purchase Price	Selling Price	Lease Rental	Expenses Incurred in Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Single Transactions
	SSgA S&P 500 INDEX FUND	N/A	$455,299,113	N/A	$—	$238,987,165	$455,299,113	$216,311,948

	BLACKROCK RUSSELL 1000 GROWTH FUND T	N/A	$320,658,055	N/A	$—	$196,759,879	$320,658,055	$123,898,176

	MELLON MARKET COMPLETION INDEX	$219,648,573	N/A	N/A	$—	$219,648,573	$219,648,573	N/A

	BLACKROCK EQUITY INDEX FUND - M	$861,696,837	N/A	N/A	$—	$861,696,837	$861,696,837	N/A

Series
	STATE STREET STIF	$359,428,101	N/A	N/A	$—	$359,428,101	$359,428,101	N/A
	506 Transactions

	STATE STREET STIF	N/A	$375,220,199	N/A	$—	$375,220,199	$375,220,199	$—
	737 Transactions

	BLACKROCK EQUITY INDEX FUND - M	$867,755,861	N/A	N/A	$—	$867,755,861	$867,755,861	N/A
	15 Transactions

	MELLON MARKET COMPLETION INDEX	$221,093,919	N/A	N/A	$—	$221,093,919	$221,093,919	N/A
	10 Transactions

FirstEnergy Corp. Savings Plan
Schedule H, line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 2014
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party	Description of Assets	Purchase Price	Selling Price	Lease Rental	Expenses Incurred in Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

	SSgA S&P 500 INDEX FUND	N/A	$477,437,582	N/A	$—	$251,136,387	$477,437,582	$226,301,195
	85 Transactions

	US Treasury Notes/Bonds	$504,753,601	N/A	N/A	$—	$504,753,601	$504,753,601	N/A
	15 Transactions

	US Treasury Notes/Bonds	N/A	$426,792,500	N/A	$—	$426,416,604	$426,792,500	$375,896
	12 Transactions

* Parties-in-interest

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number

23    Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN

Dated: June 26, 2015

By	/s/ Mary Beth Schutter
Mary Beth Schutter
Chairperson
Savings Plan Committee